July 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	CLST Holdings, Inc.: Statement of MC Investment Partners, LLC

Dear Ladies and Gentlemen:

The undersigned, as a representative of MC Investment Partners, LLC, a participant to the proxy statement dated July 12, 2007 and filed by Timothy S. Durham, Manoj Rajegowda, Robert A. Kaiser and MC Investment Partners, LLC (the “Proxy Statement”), hereby states and acknowledges the following on behalf of MC Investment Partners, LLC:

(1) MC Investment Partners, LLC is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

(3) MC Investment Partners, LLC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact Jeffrey M. Sone at (214) 953-6107.

Regards, /s/ Mike Cotton Mike Cotton